FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 September 2006

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the
Australian Stock Exchange on 14 to 27 September 2006

Exhibit 1: September 14 Daily share buyback notice

Exhibit 2: September 15 Daily share buyback notice

Exhibit 3: September 18 Daily share buyback notice

Exhibit 4: September 19 Daily share buyback notice

Exhibit 5: September 19 Change of directors interest notice

Exhibit 7:  September 20 Daily share buyback notice

Exhibit 8:  September 21 Daily share buyback notice

Exhibit 9:  September 21 Change of directors interest notice

Exhibit 10: September 22 Daily share buyback notice

Exhibit 11: September 22 Change of directors interest notice

Exhibit 12: September 25 Daily share buyback notice

Exhibit 13: September 26 Daily share buyback notice

Exhibit 14: September 27 Daily share buyback notice

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	27 September 2006